  EXHIBIT 99.1

Intellipharmaceutics Provides Timing of First Quarter 2020 Results

TORONTO, Ontario April 9, 2020 - Intellipharmaceutics International Inc. (OTCQB: IPCIF and TSX: IPCI) ("Intellipharmaceutics" or the "Company"), a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs, is providing an update on timing of the release of its first quarter financial results for the three months ended February 29, 2020.

The Canadian Securities Administrators have recently announced temporary relief from certain regulatory filings required to be made on or before June 1, 2020 by reporting issuers in Canada, in view of the recent COVID-19 developments and the impact on market participants. The blanket relief provides a 45-day extension for periodic filings, including financial statements and management’s discussion and analysis.

Intellipharmaceutics will be relying on the 45-day extension period provided under the blanket relief for the filing of its interim financial report for the three months ended February 29, 2020 and the related management’s discussion & analysis (collectively, the “Q1 Disclosure Documents”). The Q1 Disclosure Documents, which would otherwise have a filing deadline of April 14, 2020, are expected to be filed on SEDAR on or before May 29, 2020.

Until such time as the Q1 Disclosure Documents are filed, management and other insiders of the Company will be subject to an insider trading black-out consistent with the principles in section 9 of National Policy 11-207 Failure-to-File Cease Trade Orders and Revocations in Multiple Jurisdictions.

Since the date of the Company’s last annual audited financial report and its Annual Information Form, there have been no material business developments other than those disclosed in prior press releases or in Intellipharmaceutics’ annual report (on Form 20-F) filed with the U.S. Securities and Exchange Commission (“SEC”) on March 30, 2020.

The Company expects to furnish to the SEC a Report on Form 6-K in respect of the Q1 Disclosure Documents promptly after the Q1 Disclosure Documents are made public and filed on SEDAR.

About Intellipharmaceutics
Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. The Company's patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to a wide range of existing and new pharmaceuticals. Intellipharmaceutics has developed several drug delivery systems based on this technology platform, with a pipeline of products (some of which have received U.S. Food and Drug Administration ("FDA") approval) in various stages of development. The Company has abbreviated new drug application ("ANDA") and new drug application ("NDA") 505(b)(2) drug product candidates in its development pipeline. These include the Company's abuse- deterrent oxycodone hydrochloride extended release formulation ("Oxycodone ER") based on its proprietary nPODDDS™ novel Point Of Divergence Drug Delivery System (for which an NDA has been filed with the FDA), and Regabatin™ XR (pregabalin extended-release capsules).

Cautionary Statement Regarding Forward-Looking Information

Certain statements in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or “forward-looking information” under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our expectations regarding our plans, goals and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, risks associated with the novel coronavirus (COVID-19), including its impact on our business and operations, and statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales, revenues and profitability, projected costs and market penetration and risks or uncertainties related to our ability comply with OTCQB Venture Market and TSX requirements. In some cases, you can identify forward-looking statements by terminology such as “appear”, “unlikely”, “target”, "may", "will", "should", "expects", "plans", "plans to", "anticipates", "believes", "estimates", "predicts", "confident", "prospects", "potential", "continue", "intends", "look forward", "could", “would”, “projected”, “set to”, “seeking” or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements. Risks and uncertainties relating to us and our business can be found in the "Risk Factors" section of our latest annual information form, our latest Form 20-F, and our latest Form F-1 and Form F-3 registration statements (including any documents forming a part thereof or incorporated by reference therein), as amended, as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S., which are available on www.sedar.com and www.sec.gov. The forward-looking statements reflect our current views with respect to future events and are based on what we believe are reasonable assumptions as of the date of this document and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Trademarks used herein are the property of their respective holders.

Unless the context otherwise requires, all references to "we," "us," "our," Intellipharmaceutics," and the "Company" refer to Intellipharmaceutics International Inc. and its subsidiaries.

CONTACT INFORMATION

Company Contact:
Intellipharmaceutics International Inc.
Isa Odidi
Chief Executive Officer
416.798.3001 ext. 102
investors@intellipharmaceutics.com